ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Peru, Nevada USA and Yukon Canada. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated February 17, 2017 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended December 31, 2016 and the Company’s audited consolidated financial statements for the year ended September 30, 2016 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

On November 16, 2016, the Company announced that fieldwork at three properties in eastern Nevada has commenced. Mapping, prospecting and sampling at the Bellview, BP and Horsethief sediment-hosted gold targets will be undertaken to build on the Company’s 2015 programs and refine drill targets on these properties.  The current program will allow the Company to refine drill targets at Bellview and Horsethief and obtain permits to drill.  As BP is an earlier stage project, this work will help focus 2017 program into key areas to define drill targets and attract a partner to test these new targets.

Horsethief

On January 30, 2017, the Company reported results of fieldwork at the Horsethief sediment-hosted gold project. Mapping, prospecting and sampling at Horsethief identified multiple areas of favourable alteration, structure and stratigraphy. This program also confirmed the presence of anomalous gold and pathfinder element geochemistry in both jasperoid and carbonate rocks with 10 of 68 samples returning more than 0.10 gram/tonne (“g/t”) gold with a high of 1.22 g/t gold. These results, in combination with historic structural and stratigraphic data, will be used in prioritizing drill targets for the next phase of exploration.

Two primary target areas have emerged, both characterized by jasperoid alteration, anomalous gold and pathfinder element (silver (“Ag”), arsenic (“As”), mercury (“Hg”), molybdenum (“Mo”), antimony (“Sb”)) geochemistry and complex structural setting. The North Horsethief target is dominated by a 900 by 150 metre jasperoid breccia occurrence at the contact of the Cambrian carbonate stratigraphy with Tertiary age volcanic tuffs that surround the property. Strongly anomalous gold geochemistry and coincident pathfinder element geochemistry in rocks and soils are associated with north-south, northeast and east-west oriented faulting. Generally, stronger gold values are noted in this area, including one rock sample reported from the property (of 246 collected by previous operators in the 1980’s) which returned 21.94 g/t gold. Immediately east of the main jasperoid body, vuggy fluorite and barite were noted in a smaller outcrop of jasperoid located on an east-west fault.

The second area, Horsethief South, lies approximately one kilometre southeast of Horsethief North. This area hosts jasperoid alteration coincident with east-west and lesser north-south and northeast oriented structures. Gold values are subdued as compared to the northern target, but pathfinder geochemical anomalies are strong for As, Hg, Sb and Mo in soils. A strong Induced Polarization (“IP”) geophysical anomaly exists at this target, persisting to depth to the limits of the survey (approximately 250 metres).

The Horsethief property is located in Lincoln County, Nevada, approximately 20 km northeast of Pioche. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops followed by shallow drilling. Historic drilling, generally 100 metres or less in depth, reportedly returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Gold mineralization was hosted in both silty limestone and jasperoid.

Bellview

On February 6, 2017, the Company reported results of fieldwork at the Bellview property.

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin-style or Sediment Hosted Gold (“SHG”) gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

At the CS Target, the current program identified new jasperoid occurrences on a significant northwest trending structure where it intersected prospective carbonate stratigraphy. Additionally, the CS Target hosts elevated gold and arsenic geochemistry and a sub-surface Induced Polarization (IP) chargeability anomaly. Gold values in rock samples range from below detection to 1.21 g/t from silicified limestone. The CS Target is considered a high-priority target for drilling.

BP

On February 6, 2017, the Company also reported results of fieldwork at the BP property.

The BP property is also a SHG target located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. The current program targeted areas of the property where gaps in geochemical data existed. Mapping identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

Three areas have been identified for follow up in subsequent programs. Additional mapping, prospecting, soil and rock sampling and geophysical surveys are being considered.

Maps and photos from the Horsethief, Bellview and BP properties can be found on the Company’s website at http://alianzaminerals.com/project/nevada. Alianza contracted Big Rock Exploration LLC of Minneapolis, Minnesota to complete the 2016 field program. Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay - AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On February 15, 2017, the Company announced to arrange a financing by a way of a private placement of 4,400,000 units at $0.125 per unit to raise $550,000. Each unit will consist of one common share and a half non-transferable common share purchase warrant exercisable at $0.25 for a period of 3 years.

These funds will be used to continue the execution of the Company’s prospect generation business model. This includes additional work at existing projects in Nevada and Yukon and reconnaissance exploration of new acquisitions from Alianza’s generative work in Peru.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2017. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at December 31, 2016, the Company had working capital deficit of $1,800 (September 30, 2016 – working capital of $331,876). As at December 31, 2016, cash totaled $59,734, a decrease of $361,965 from $421,699 as at September 30, 2016. The decrease was due to: (a) operating activities of $226,893;  (b) the exploration and evaluation assets expenditures of $121,379; and (c) financing activities of $12,463.

Operations

For the three months ended December 31, 2016 compared with the three months ended December 31, 2015:

Excluding the non-cash depreciation of $722 (2015 - $1,039), the Company’s general and administrative expenses amounted to $201,126 (2015 - $153,808), an increase of $47,318.  The change in the expenses was mainly due to increases in: (a) investor relations and shareholder information of $24,086 (2015 - $8,281); (b) travel of $16,771 (2015 - $2,379); and (c) property investigation expenses of $20,069 (2015 - $11,409) as the Company increases its properties’ and company profile to attract optionees, joint venture partners and investors.

During the three months ended December 31, 2016, the Company reported a loss of $202,924 (2015 – $239,787), a decrease of $36,863.  This is a result of a decrease in write-down of exploration and evaluation assets (2016 - $Nil; 2015 - $87,009).

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR December 15, 2016 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at December 31, 2016:

	Issued and Outstanding
	December 31, 2016	February 17, 2017

Common shares outstanding	28,279,078	28,279,078
Stock options	2,661,500	2,661,500
Warrants	18,409,167	18,409,167
Finder’s options	398,750	398,750
Warrants associated with finder’s options	388,750	388,750
Fully diluted common shares outstanding	50,137,245	50,137,245

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.